FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of October, 2002

Orange plc
(Translation of registrant’s name into English)

St. James Court
Great Park Road
Almondsbury Park
Bradley Stoke
Bristol
BS32 4QJ
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Orange plc

By:	/s/ Philippe McAllister

Name:	Philippe McAllister
Title:	Head of Legal Services and Company Secretary

     Date: November 12, 2002

Exhibit Index

Exhibit
99.1	Report of Statutory Auditors for the six month period ended 30 June 2002
99.2	Orange unveils multimillion pound AD campaign to support your plan
99.3	Orange launches “Your plan for Business”
99.4	Orange first to launch photo messaging roaming for all its customers
99.5	Customer & Revenue Growth, 29 October 2002